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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41551

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Elish & Elish, Inc

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5049 EDWARDS RANCH ROAD, STE 400
(No. and Street)

FORT WORTH	TX	76109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Meyers	(212) 668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcus McCain, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elish & Elish, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas
County of Tarrant

This instrument was acknowledged before me this 28th day of February, 2022 by Marcus Cole McCain.

Signature: Marcus McCain

Title:
President-CCO

2/28/2022

Notary Public

ALTON J BOSTICK III
NOTARY PUBLIC
STATE OF TEXAS
ID # 124089422
My Comm. Expires 08-02-2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Elish & Elish, Inc.

(d/b/a Peter Elish Investments Securities)

Financial Statements
and Supplemental Information

As of and for the Fifteen Month Period Ended December 31, 2021

With Reports of Independent Registered Public Accounting Firm

Contents
As of and for the Fifteen Month Period Ended December 31, 2021

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Elish & Elish, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elish & Elish, Inc. (d/b/a Peter Elish Investments Securities) as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the fifteen month period from October 1, 2020 through December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elish & Elish, Inc. as of December 31, 2021, and the results of its operations, changes in its stockholder's equity and its cash flows for the period from October 1, 2020 through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elish & Elish, Inc.'s management. Our responsibility is to express an opinion on Elish & Elish, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Elish & Elish, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Elish & Elish, Inc.'s financial statements. The supplemental information is the responsibility of Elish & Elish, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Elish & Elish, Inc.'s auditor since 2020.
New York, New York
February 28, 2022

Elish & Elish, Inc.

(d/b/a Peter Elish Investments Securities)
Statement of Financial Condition
December 31, 2021

ASSETS	
Cash	$ 97,378
Clearing deposits	42,465
Fixed assets - net of accumulated depreciation of $192	4,554
Other assets	26,336
TOTAL ASSETS	$ 170,733
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 6,580
Due to clearing broker	15,882
TOTAL LIABILITIES	22,462
Commitments and Contingencies (See Notes 2 & 5)	
Stockholder's Equity	
Common stock - $1 Par value, 25,000 shares authorized, issued, outstanding	25,000
Additional Paid-in-capital	1,308,728
Accumulated deficit	(1,185,457)
STOCKHOLDER'S EQUITY	148,271
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 170,733

See accompanying notes to financial statements

Elish & Elish, Inc.

(d/b/a Peter Elish Investments Securities)

Statement of Operations

For the Fifteen Month Period Ended December 31, 2021

REVENUE:	
Commissions	$ 1,231
OPERATING EXPENSES:	
Compensation and benefits	229,766
Professional fees	265,225
Clearance fees	67,305
Occupancy	10,607
Regulatory fees	5,563
Other expenses	47,079
Total expenses	625,545
NET LOSS	$ (624,314)

See accompanying notes to financial statements

Elish & Elish, Inc.

(d/b/a Peter Elish Investments Securities)

Statement of Changes in Stockholder's Equity

For the Fifteen Month Period Ended December 31, 2021

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholder's Equity
Balance at October 1, 2020	$ 25,000	$ 708,728	$ (561,143)	$ 172,585
Net Loss			(624,314)	(624,314)
Contributions from stockholder		600,000		600,000
Balance at December 31, 2021	$ 25,000	$ 1,308,728	$ (1,185,457)	$ 148,271

See accompanying notes to financial statements

Elish & Elish, Inc.

(d/b/a Peter Elish Investments Securities)
Statement of Cash Flows
For the Fifteen Month Period Ended December 31, 2021

OPERATING ACTIVITIES:	
Net Loss	$ (624,314)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation expense	192
Changes in operating assets and liabilities	
Increase in clearing deposits	(21,017)
Increase in other assets	(25,115)
Increase in due to clearing broker	13,279
Increase in accounts payable and accrued expenses	2,462
Net cash used by operating activities	(654,513)
INVESTING ACTIVITIES:	
Purchase of fixed assets	(4,746)
Net cash used by investing activities	(4,746)
FINANCING ACTIVITIES:	
Contributions from stockholder	600,000
Net cash provided by financing activities	600,000
NET DECREASE IN CASH	(59,259)
CASH AT BEGINNING OF PERIOD	156,637
CASH AT END OF PERIOD	$ 97,378

See accompanying notes to financial statements

1. Organization and Nature of Business

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of the state of Pennsylvania. The Company is a full service brokerage and investment management firm. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The operations of the Company are currently limited while the Company seeks approval from FINRA to expand its lines of business to include clearing customer trades on an omnibus basis.

The Company recently underwent a change in ownership which was approved by FINRA on July 17, 2020. The Company transferred ownership from MADA Hong Kong, LTD to Doo Financial Holdings US Limited and is now a wholly owned subsidiary of Doo Financial Holdings US Limited ("Doo").

2. Summary of Significant Accounting Policies

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these financial statements. In 2021, the Company changed its fiscal year end from September 30, to December 31. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America (GAAP) and have been consistently applied in the preparation of these financial statements.

Cash

The Company maintains its cash balances with a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, and collection is reasonably assured. The Company records commissions earned from securities transactions on a trade date basis.

In accordance with Financial Accounting Standards Board ("FASB") ASC 606 "Revenue from Contracts with Customers", an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. FASB ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation (s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized upon receipt of fees from the fund at which point the Company can rely on the fund's calculation of net assets introduced to the fund and the constraint of a significant reversal of any revenue recorded is resolved.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due to Clearing Brokers and Clearance Agreement
The Company is associated with Axos Clearing and Interactive Brokers ("Clearing Brokers"), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreements, the Company is required to provide a clearing deposit with the Clearing Brokers. The deposit is refundable, if, and when, the Company ceases doing business with the Clearing Brokers. Amounts due to clearing broker on the Statement of Financial Condition at December 31, 2021 arises from these arrangements.

Income Taxes
The Company will file a consolidated federal income tax return and combined state income tax returns with Doo.

ASC Topic 740-10, *Accounting for uncertainty in income taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that it has no significant uncertain tax positions at December 31, 2021.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be sustained upon examination.

Lease Accounting
In February of 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. The Company signed a 12-month lease agreement in September 2021, for office space in Plano, Texas. The one year agreement required a security deposit of $2,200, which is included in other assets on the Statement of Financial Condition. The Company is obligated to a monthly rent amount of $804 under the agreement.

The Company has elected, for all underlying classes of assets, to not recognize Right of Use ("ROU") assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Fixed Assets
Fixed assets is comprised of computer equipment purchased by the Company for the use of its employees. Depreciation of computer equipment is provided using the straight-line method over management's estimate of useful economic life. The following table explains the balances of fixed assets as of December 31, 2021:

	Useful Life (Years)	Cost	Accumulated Depreciation	Net Fixed Assets
Computer Equipment	3	$ 4,746	$ 192	$ 4,554
Total		$ 4,746	$ 192	$ 4,554

3. Concentrations of Credit Risk

Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearing broker agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing brokers, monitor collateral on the securities transactions introduced by the Company.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $117,380 which was $112,380 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was approximately 19%.

5. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

6. Liquidity

The Company incurred a loss for the period ended December 31, 2021. The Company's stockholder has represented that he has the requisite resources and intends to make capital contributions as needed to insure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

7. Coronavirus Disease 2019 ("Covid-19 Pandemic")

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, the Company continues to provide frequent communications to clients, employees, and regulators. In early March 2020, the vast majority of its employees began to work remotely with only "essential" employees reporting to offices. The Company accomplished this by significantly expanding the use of technology infrastructure that facilitates remote operations. The ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to the business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, the business, well into 2022. The Company currently anticipates that a large number of employees will continue to work remotely for the indefinite future.

8. Subsequent Event

The Company has evaluated subsequent events through February 28, 2022, the date that the financial statements were available to be issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

The Company received a capital contribution of $200,000 from Doo in January 2022.

On February 3, 2022 the Company received an examination letter from the SEC, the initial focus of which appears to be the Company's compliance with the Privacy of Customer Financial Information (Regulation S-P), and requesting certain information from the Company. On February 22, 2022 the Company responded to the SEC's document request. The Company has not received any further correspondence from the SEC and is not aware of any potential finding at this time.

Elish & Elish, Inc.

(d/b/a Peter Elish Investments Securities)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

As of December 31, 2021

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 148,271
DEDUCTIONS AND/OR CHARGES:	
Fixed assets	(4,554)
Other assets	(26,336)
TOTAL DEDUCTIONS AND/OR CHARGES:	(30,890)
NET CAPITAL	117,381
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar requirement	5,000
Minimum net capital required (6.67% of aggregate indebtedness)	1,496
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 5,000
Excess net capital	$ 112,381
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 111,381
AGGREGATE INDEBTEDNESS	$ 22,462
Percentage of aggregate indebtedness to net capital	19%

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of Form X-17A-5 as of December 31, 2021, filed on February 24, 2022.

See report of independent registered public accounting firm.

SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at December 31, 2021.

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Elish & Elish, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Elish & Elish, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elish & Elish, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k(2)(ii)) (the "exemption provisions") and (2) Elish & Elish, Inc. stated that Elish & Elish, Inc. met the identified exemption provisions throughout the period from October 1, 2020 through December 31, 2021, without exception. Elish & Elish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elish & Elish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

New York, New York
February 28, 2022

Elish & Elish, Inc
(d/b/a Peter Elish Investments Securities)
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Elish & Elish, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period ended December 31, 2021 without exception.

I, Marcus McCain, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Marcus McCain

Date: 2/28/2022

Title: President-CCO